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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bio-Rad Laboratories, Inc.

(Name of Issuer)

Class B Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

090572-21-8

(CUSIP Number)

David Schwartz

1000 Alfred Nobel Drive

Hercules, California 94547

(510) 741-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew S. Williamson	Sanford S. Wadler
Latham & Watkins LLP	Bio-Rad Laboratories, Inc.
505 Montgomery Street, Suite 2000	1000 Alfred Nobel Drive
San Francisco, California 94111-2562	Hercules, California 94547
(415) 391-0600	(510) 741-6005

March 13, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following pages)

Page 1 of 11 Pages

Exhibit Index is on Page 11

SCHEDULE 13D
CUSIP No. 090572-21-8		Page 2 of 11 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only)

David Schwartz
2.	Check the Appropriate Box if a Member of a Group

(a) ☒	Alice N. Schwartz, as spouse of David Schwartz, has a one-half community property interest in all shares of this class owned beneficially by David Schwartz.
(b) ☐

3.	SEC Use Only

4.	Source of Funds

PF
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

300,852 shares of Class B Common Stock
8. Shared Voting Power

4,060,054 shares of Class B Common Stock
9. Sole Dispositive Power

300,852 shares of Class B Common Stock
10. Shared Dispositive Power

4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,635,540 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

88.0%
14.	Type of Reporting Person

IN

SCHEDULE 13D
CUSIP No. 090572-21-8		Page 3 of 11 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only)

Norman D. Schwartz
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

55,998 shares of Class B Common Stock
8. Shared Voting Power

4,060,054 shares of Class B Common Stock
9. Sole Dispositive Power

55,998 shares of Class B Common Stock
10. Shared Dispositive Power

4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,252,115 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)

82.7%
14.	Type of Reporting Person

IN

SCHEDULE 13D
CUSIP No. 090572-21-8		Page 4 of 11 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only)

Steven D. Schwartz
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

PF, OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States Citizen

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

13,560 shares of Class B Common Stock
8. Shared Voting Power

4,060,054 shares of Class B Common Stock
9. Sole Dispositive Power

13,560 shares of Class B Common Stock
10. Shared Dispositive Power

4,060,054 shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,062,654 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)

81.4%
14.	Type of Reporting Person

IN

SCHEDULE 13D
CUSIP No. 090572-21-8		Page 5 of 11 Pages

1.	Name of Reporting Person IRS Identification Nos. of Above Persons (Entities Only)

Blue Raven Partners, L.P., 943334150
2.	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐
3.	SEC Use Only

4.	Source of Funds

OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

California

Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

4,060,054 shares of Class B Common Stock
8. Shared Voting Power

-0- shares of Class B Common Stock
9. Sole Dispositive Power

4,060,054 shares of Class B Common Stock
10. Shared Dispositive Power

-0- shares of Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

4,060,054 shares of Class B Common Stock
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)

81.3%
14.	Type of Reporting Person

PN

Item 1.	Security and Issuer.

This statement relates to the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Bio-Rad Laboratories, Inc. (“Bio-Rad” or the “Company”) whose principal offices are located at 1000 Alfred Nobel Drive, Hercules, California 94547.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P., as amended by Amendment No. 1 to the statement on Schedule 13D filed with Commission on June 27, 2003 and Amendment No. 2 to the statement on Schedule 13D filed with Commission on March 22, 2005 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P. (the “Prior Filing”). Each of David Schwartz, Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. (sometimes collectively referred to as the “Shareholders”) has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and attached as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates.

(a)-(c), (f). This statement is being filed by (1) David Schwartz, Chairman of the Board of Bio-Rad, (2) Alice N. Schwartz, a Director of Bio-Rad, retired and owner of a one-half community property interest in all shares owned beneficially by David Schwartz, (3) Norman D. Schwartz, President, Chief Executive Officer and Director of Bio-Rad, (4) Steven D. Schwartz, and (5) Blue Raven Partners, L.P. (the “Partnership”), a California limited partnership organized to provide consolidated management of certain assets owned by the partners.

The business address of each of David Schwartz and Norman D. Schwartz is c/o Bio-Rad Laboratories, Inc., 1000 Alfred Nobel Drive, Hercules, California 94547. The business address for each of Alice N. Schwartz and Blue Raven Partners, L.P. is 1129 James Place, El Cerrito, California 94530. The business address for Steven D. Schwartz is 115 Farragut Street, Hercules, California 94547.

Each of David Schwartz, Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz is a citizen of the United States of America.

(d), (e). During the last five years, none of David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and the Partnership has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violating with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by David Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
11/14/06	(1,800)	$77.00	Direct
1/31/07	64,744	$15.82	Direct
2/06/07	10,390	$31.77	Direct
3/13/07	(2,100)	$67.67	Direct

The funds used for the direct purchase of additional shares of Class B Common Stock (as indicated in the above table) were available from personal funds of David Schwartz and Alice N. Schwartz. Such shares were acquired upon the exercise of stock options at the price per share indicated in the above table pursuant to the 1994 Stock Option Plan of Bio-Rad.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
9/19/05	12,010	$13.14	Direct
11/14/06	600	$77.00	Direct
2/06/07	7,928	$31.77	Direct
3/13/07	700	$67.67	Direct

The shares of Class B Common Stock acquired on November 14, 2006 and March 13, 2007 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from David Schwartz and Alice N. Schwartz. The shares of Class B Common Stock acquired on September 19, 2005 and February 6, 2007 were acquired by Norman D. Schwartz upon the exercise of stock options at the price per share indicated in the above table pursuant to the 1994 Stock Option Plan of Bio-Rad and the funds used for the direct purchase of such shares were available from personal funds of Norman D. Schwartz.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.

Date	No. of Shares of Class B Common Stock Acquired (Disposed)	Price Per Share	Ownership
11/14/06	600	$77.00	Direct
3/13/07	700	$67.67	Direct

The shares of Class B Common Stock acquired on November 14, 2006 and March 13, 2007 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from David Schwartz and Alice N. Schwartz.

Item 4.	Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

The purpose of the Shareholders’ ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be “parents” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 5.	Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:

(a)-(b):

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 81.3% of the issued and outstanding Class B Common Stock.

David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz:

David Schwartz and Alice N. Schwartz, Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

David Schwartz and Alice N. Schwartz are general partners in DANSA Partners Limited, a California limited partnership (“DANSA Partners”) which, from time to time, holds securities of the issuer. As general partners of the DANSA Partners, David Schwartz and Alice N. Schwartz have voting and dispositive power of the Limited Partnership’s shares. Currently, DANSA Partners holds 41,176 shares of Class B Common Stock. Separate from DANSA Partners, David Schwartz and Alice N. Schwartz are the beneficial owners of 259,676 shares of Class B Common Stock as individuals, over which they have sole voting power. In addition, David Schwartz has options to purchase 297,874 shares of Class B Common Stock of which 274,634 are exercisable within sixty days and which constitute community property. As the result of the foregoing, David Schwartz and Alice N. Schwartz have beneficial ownership of an aggregate of 4,635,540 shares of Class B Common Stock, representing 88.0% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Currently, Norman D. Schwartz holds 55,998 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 10,960 of such shares owned directly and beneficially by Norman D. Schwartz’s wife. Norman D. Schwartz has options to purchase 295,535 shares of Class B Common Stock of which 147,023 are exercisable within sixty days. As the result of the foregoing, Norman D. Schwartz has beneficial ownership of an aggregate of 4,252,115 shares of Class B Common Stock, representing 82.7% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz is a limited partner in DANSA Partners and has no voting or dispositive power over and disclaims beneficial ownership of the shares of Class B Common Stock held by DANSA Partners. Currently, Steven D. Schwartz holds 13,560 shares of Class B Common Stock, but disclaims beneficial ownership with respect to 10,960 of such shares owned directly and beneficially by Steven D. Schwartz’s wife. As the result of the foregoing, Steven D. Schwartz has beneficial ownership of an aggregate of 4,062,654 shares of Class B Common Stock, representing 81.4% of the issued and outstanding Class B Common Stock.

(c): None.

(d)-(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

David Schwartz owns beneficially 3,207,733 shares of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of the Company, representing approximately 14.8% of the issued and outstanding Class A Common Stock. This includes the following: 34,311 shares of Class A Common Stock held by the David and Alice N. Schwartz Charitable Remainder Unitrust of which David and Alice N. Schwartz are the sole trustees; 570,000 shares of Class A Common Stock held by the Alice N. Schwartz 2007 Retained Annuity Trust; and 570,000 shares of Class A Common Stock held by the David Schwartz 2007 Retained Annuity Trust.

Norman D. Schwartz is the direct and beneficial owner of 211,454 shares of Class A Common Stock, representing approximately 1.0% of the issued and outstanding Class A Common Stock.

Steven D. Schwartz holds 164,796 shares of Class A Common Stock, but disclaims beneficial ownership with respect to 2,448 of such shares owned directly and beneficially by Steven D. Schwartz’s wife. As a result of the foregoing, Steven D. Schwartz has beneficial ownership of an aggregate of 162,348 shares of Class A Common Stock, representing approximately 0.7% of the issued and outstanding Class A Common Stock.

David Schwartz and Alice N. Schwartz are married and are the parents of Norman D. Schwartz and Steven D. Schwartz. By virtue of the Shareholders’ Class B Common Stock ownership, they control the management of the Company and may be deemed to be “control persons” of the Company as that term is defined in the Rules and Regulations of the Commission.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1*	Agreement Among the Shareholders to File Joint Schedule 13D.

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibits to our Schedule 13D filed with the Commission on January 13, 2000.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: July 31, 2007

/s/ David Schwartz
David Schwartz, individually

/s/ Alice N. Schwartz
Alice N. Schwartz, individually

/s/ Norman D. Schwartz
Norman D. Schwartz, individually

/s/ Steven D. Schwartz
Steven D. Schwartz, individually

BLUE RAVEN PARTNERS, L.P.

/s/ David Schwartz
David Schwartz, General Partner

EXHIBIT INDEX

Exhibit 1*	Agreement Among the Shareholders to File Joint Schedule 13D.

Exhibit 2*	Limited Partnership Agreement of Blue Raven Partners, L.P.

*	Incorporated by reference to Exhibits to our Schedule 13D filed with the Commission on January 13, 2000.